Filed by BlackRock ETF Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock FundsSM

File No: 811-05742 and 33-26305

Date: November 2, 2026

BlackRock

Upcoming Changes to the BlackRock Advantage Large Cap Growth Fund

On September 24th, 2026, BlackRock filed a supplement notifying shareholders of the following:

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Subject to shareholder approval, BlackRock Advantage Large Cap Growth Fund (the “Fund”), which currently operates as a mutual fund, is expected to be reorganized into an exchange-traded fund (“ETF”) through the reorganization of the Fund into a newly created ETF, iShares Enhanced Large Cap Growth Active ETF (the “Acquiring Fund”), a series of BlackRock ETF Trust. The Fund and the Acquiring Fund employ similar investment strategies to achieve their investment objectives, although there are certain differences in their fundamental investment policies. The Acquiring Fund is expected to seek to pursue its investment objective while seeking to maintain a low tracking error to the Russell 1000® Growth Index. The Acquiring Fund’s investment strategies are further described in a combined prospectus/proxy statement that has been filed with the Securities and Exchange Commission (the “SEC”) and mailed to shareholders. Following the reorganization, the Fund will be liquidated. The reorganization is anticipated to close as of the close of trading on the New York Stock Exchange on May 21, 2027.

The reorganization is subject to a shareholder vote because the funds have certain differences in their fundamental policies, in particular with respect to diversification and concentration. Fund management believes the ETF’s investment policies are better suited to implement the strategy given the increasing concentration in the strategy’s benchmark.

This will be the eighth conversion across BlackRock’s mutual fund line-up after BlackRock International Dividend Fund (November 2024), BlackRock High Yield Municipal Fund (February 2025), BlackRock GA Dynamic Equity Fund and BlackRock GA Disciplined Volatility Fund (September 2025), BlackRock Mortgage-Backed Securities Fund and BlackRock U.S. Mortgage Portfolio (January 2026), and the upcoming BlackRock Advantage Large Cap Value Fund (November 2026).

BlackRock believes that the reorganization will provide multiple benefits for investors of the Fund, including lower net expenses, additional trading flexibility and increased portfolio holdings transparency.

Upon completion of the reorganization, shareholders of the Fund will receive ETF shares equal in value to the number of shares of the Fund they own, including a cash payment in lieu of fractional shares, which cash payment may be taxable.

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The table below show the mapping of assets and the fee table of the surviving fund:

	Fund						Acquiring Fund
Fund	Share Class	CUSIP	Ticker	TER (%)	NER[1] (%)	AUM[2] ($M)	Fund	Ticker	AUM
BlackRock Advantage Large Cap Growth Fund	A	091928788	BMCAX	1.01	0.87	777	iShares Enhanced Large Cap Growth Active ETF	ENHG	—
BlackRock Advantage Large Cap Growth Fund	C	091928762	BMCCX	1.86	1.62	38
BlackRock Advantage Large Cap Growth Fund	Institutional	091928812	CMVIX	0.76	0.62	1,176
BlackRock Advantage Large Cap Growth Fund	K	09258N299	BMCKX	0.67	0.57	69
BlackRock Advantage Large Cap Growth Fund	R	091936880	BMCRX	1.36	1.12	4

If you’d like to learn more about these changes or the active ETF landscape, please reach out directly to your relationship manager.

Regards,

XX

This communication is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds.

The Funds and their trustees, directors, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the reorganization of the Funds. You may obtain more detailed information regarding the direct and indirect interests of each Fund’s trustees, directors, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the prospectus/proxy statement in connection with such reorganization filed with the Securities and Exchange Commission (SEC). YOU ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION.

Carefully consider the Funds’ investment objectives, risk factors, and charges and expenses before investing. This and other information can be found in the prospectus/proxy statement related to the proposed reorganization. Security holders may obtain free copies of the prospectus/proxy statement and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus/proxy statement and other documents filed with the SEC may also be obtained by writing to BlackRock at P.O. Box 534429, Pittsburgh, Pennsylvania 15253-4429 or by calling (800) 537-4942. It is expected that the prospectus/proxy statement will be disseminated on or about November 5, 2026 to shareholders of record of BlackRock Advantage Large Cap Growth Fund at the close of business on October 23, 2026.

[1]

Source: Fund Prospectus as of September 2026, BlackRock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 0.87% (for Investor A Shares), 1.62% (for Investor C Shares), 0.62% (for Institutional Shares) and 1.12% (for Class R Shares) of average daily net assets through June 30, 2028. The contractual agreement may be terminated upon 90 days’ notice by a majority of the non-interested trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund

[2]	Source: Simfund – as of 09/30/2026

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Investing involves risk, including possible loss of principal.

The Funds are actively managed and its characteristics will vary. Stock values fluctuate in price so the value of your investment can go down depending on market conditions. Each Fund may use derivatives to hedge its investments or to seek to enhance returns. Derivatives entail risks relating to liquidity, leverage and credit that may reduce returns and increase volatility.

Prepared by BlackRock Investments, LLC. Member FINRA. © 2026 BlackRock, Inc. or its affiliates. All Rights Reserved.

BLACKROCK and iSHARES are trademarks of BlackRock, Inc. or its affiliates. All other trademarks are those of their respective owners.

-FOR INSTITUTIONAL OR FINANCIAL PROFESSIONAL USE ONLY -

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